The Law Office of Stephen E. Rounds
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Denver, Colorado USA 80206
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December 17, 2007

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Attn: Re:

Kevin Stertzel

Tatonka Oil and Gas, Inc.
File No. 0-50190

Form 10-KSB for Fiscal Year Ended October 31, 2006
Filed February 14, 2007

Form 8-K Filed November 2, 2006 (New Pacific Ventures)

SEC Comment Letter dated May 17, 2007: Comment 10
Supplemental Information – Audit Firm Memo on Business Combination Accounting

Dear Mr. Stertzel:

     We are securities counsel to the registrant. On its behalf, we are filing as supplemental information a memo (dated February 9, 2007) from the registrant’s audit firm (De Leon & Company, P.A.).

     It is our understanding that the memo is relevant to (i) the registrant’s accounting of the transaction between Tatonka Oil and Gas Company, Inc., and the registrant (formerly New Pacific Ventures, Inc.), as a “straight acquisition” instead of a “reverse acquisition”; and (ii) staff comment number 10 (and 12, 13 and 15, which relate to the principal comment number 10).

     The memo is provided in advance of a conference call between the staff, the undersigned, the registrant’s chief financial officer, and Julio De Leon, audit firm principal.

If you have any questions or need further information regarding the attached, please advise.

Thank you.

/s/Stephen E. Rounds

cc:	Tatonka Oil and Gas, Inc. De Leon Y Company, P.A.